United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Conversion of Common Shares, Class A Preferred Shares and American Depositary Receipts to Hong Kong Depositary Receipts
Rio de Janeiro, 2 December 2010 — On 2 December 2010, Vale S.A. (Vale) issued a listing document (the Listing Document) in connection with the secondary listing of its common shares (the Common Shares) and Class A preferred shares (the Class A Preferred Shares) in the form of Hong Kong depositary receipts (HDRs) on The Stock Exchange of Hong Kong Limited (SEHK) (the Listing). A copy of the Listing Document is published on Vale’s website as well as the websites of the SEHK, BM&FBOVESPA, CVM, SEC and LATIBEX. Trading in the HDRs is expected to commence at 9:30 a.m. (Hong Kong time) on 8 December 2010 (the Listing Date).
Any shareholder who wishes to convert its holding of Common Shares or Class A Preferred Shares to HDRs or any holder of the American Depositary Receipts (ADRs) who wishes to convert its holding of ADRs to HDRs may do so after the date of the publication of the Listing Document. Set out below is a summary of the procedures for the conversion of the Common Shares or Class A Preferred Shares or ADRs into HDRs. Shareholders and holders of ADRs (ADR Holders) should consult with their brokers or other professional advisers or contact the HDR Depositary, JPMorgan Chase Bank, N.A. (the HDR Depositary) at DR_Settlements@jpmorgan.com for detailed advice on any such conversion. Relevant information of the conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs will be available at the HDR Depositary website at www.adr.com.
CONVERSION OF COMMON SHARES AND CLASS A PREFERRED SHARES TO HDRS
Shareholders who are interested in converting their Common Shares and/or Class A Preferred Shares listed on BM&FBOVESPA or traded on LATIBEX of the Madrid Stock Exchange into HDRs may convert by giving conversion instructions via the local broker(s) to the custodian, Banco Bradesco S.A. (the Custodian). Upon receiving the confirmation from the Custodian that the Common Shares and/or the Class A Preferred Shares have been transferred, the HDR Depositary will instruct the HDR registrar, Computershare Hong Kong Investor Services Limited (the HDR Registrar) to issue the HDR certificate.
The HDR Depositary and the HDR Registrar expect to complete the conversion of Common Shares and Class A Preferred Shares to HDRs within three business days upon receiving the conversion instruction and the return of such share certificate. The corresponding HDR certificates will be dispatched to the address of the holder of the HDR specified on the HDR register or be available for collection from the offices of the HDR Registrar or will be deposited into the central clearing and settlement system established and operated by the Hong Kong Securities Clearing Company Limited (CCASS) in accordance with the rules of CCASS (as the case may be) as instructed by shareholders. Upon completion of the conversion of the Common Shares and/or Class A Preferred Shares into HDRs, the names and address(es) of such HDR Holders will appear on the HDR register.

Once any HDR has been registered to the HDR register, the HDR certificates may be deposited in CCASS in accordance with its rules. Whether such HDR will be immediately credited to the account of the CCASS participant for electronic book-entry settlement in CCASS will also be subject to the rules of CCASS.
CONVERSION OF ADRS TO HDRS
ADR Holders who are interested in converting their ADRs listed on the New York Stock Exchange (NYSE) or traded on NYSE Euronext Paris may convert by giving instructions to cancel their ADRs and convert the cancelled ADRs into HDRs by completing the request for conversion form. Upon receiving the instructions from an ADR Holder through the Depository Trust Company system, the ADR depositary, JPMorgan Chase Bank, N.A. (the ADR Depositary) will arrange for the cancellation of the ADRs and the HDR Registrar will, upon the instructions of the HDR Depositary after completion of the cancellation of such ADRs, arrange for the issuance of the HDRs in Hong Kong. ADR Holders who wish to convert their ADRs to HDRs using this process will need to complete a request for conversion form. The form, which contains details of how it should be returned, is available from the ADR Depositary’s website at www.adr.com.
The HDR Depositary and the HDR Registrar expect to complete the conversion of ADRs to HDRs within three business days upon receiving a duly completed request for conversion form and the return of such ADR certificates (if applicable). The corresponding HDR certificate(s) will be dispatched to the address of the HDR Holder specified on the HDR register or be available for collection from the offices of the HDR Registrar or deposited into CCASS in accordance with the rules of CCASS (as the case may be) as instructed by such ADR Holders.
Once any HDR has been registered to the HDR register, the HDR certificates may be deposited in CCASS in accordance with its rules. Whether such HDR will be immediately credited to the account of the CCASS participant for electronic book-entry settlement in CCASS will also be subject to the rules of CCASS.
The request for conversion form will set out the terms and conditions relating to the conversion. In particular, by giving the conversion instruction to the Custodian by the shareholders and/or signing and lodging a request for conversion form the ADR Holder agrees that, in the event the Introduction does not proceed, Vale is authorised to arrange for (1) the Custodian to transfer the respective Common Shares and/or Class A Preferred Shares to the existing Shareholders who have applied for conversion to HDRs and (2) the ADR Depositary to re-issue the respective ADRs to the existing ADR Holders who have applied for conversion to HDRs.

GENERAL
The following table sets forth the conversion fees payable to the HDR registrar for the conversion of the Common Shares, Class A Preferred Shares and/or the ADRs to HDRs collected on behalf of the ADR Depositary and the HDR Depositary from the Listing Date:

Conversion of Common Shares and
	Class A Preferred Shares to HDRs	Conversion of ADRs to HDRs
Depositary fees
Maximum issuance and cancellation fees	HK$0.4 / HDR	HK$0.4 / HDR
The issuance fee in respect of a conversion into HDRs of Common Shares, Class A Preferred Shares and ADRs during the two-month period from the date of the Listing Document to 1 February 2011 (both dates inclusive) will be waived by the ADR Depositary and the HDR Depositary.
For the avoidance of doubt, the Common Hong Kong Depositary Receipts are not interchangeable with Class A Preferred Hong Kong Depositary Receipts.
For further details as to the conversion of the Shares and/or ADRs to HDRs, please refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Arrangements, Registration, Dealings and Settlement — Conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs” in the Listing Document.
LIQUIDITY ARRANGEMENTS
Prior to and upon the Listing, J.P. Morgan Broking (Hong Kong) Ltd. and its respective affiliates (the Designated Dealer) will seek to undertake certain trading activities in the HDRs in the circumstances described below:
1
The Designated Dealer will enter into borrowing arrangements with existing ADR Holders to borrow ADRs listed on the NYSE and deposited with the ADR Depositary. Prior to the Listing and during the period of two months from the date of commencement of trading in the HDRs on SEHK (the Designated Period), the Designated Dealer will seek to issue HDRs converted from such borrowed ADRs which the Designated Dealer will make available for sale to the Hong Kong market at the prevailing market price to meet demand if supply from other market sources proves to be insufficient to maintain an orderly market. These arrangements will terminate and cease upon the expiry of the Designated Period.

2
To close out their borrowed positions, the Designated Dealer may purchase ADRs from NYSE or remove back any unutilised HDRs by cancelling such unutilised HDRs and re-issuing the corresponding ADRs to the lending ADR Holders. If necessary, the Designated Dealer may repeat the process or alternatively, may purchase ADRs from the NYSE, in order to provide additional liquidity to meet demand for HDRs in the Hong Kong market during the Designated Period.

3
The Designated Dealer will set up a designated broker identity number solely for the purposes of carrying out covered short-sale (or deemed short-sales) and other trades (including purchases and sales of HDRs) in Hong Kong pursuant to those arrangements, in order to assist in their identification and thereby seek to enhance the transparency of such trades on the Hong Kong market. Once the designated broker identity number is available and in any event not later than the business day before the first day of the Listing, the Designated Dealer will notify Vale of its designated broker identity number. Such information will then be posted on the website of Vale, and disclosed by way of an announcement on SEHK’s website, which is expected to be made on or around 3 December 2010. Any change in such designated broker identity number will be disclosed as soon as practicable using the same means of communication as described above.

4
The Designated Dealer has entered and will enter into such arrangements (including the trading activities described above and any other purchases and sales of HDRs) on a voluntary basis, in good faith, and on arm’s length terms with a view to contributing towards liquidity to meet demand for HDRs in Hong Kong.

No person other than the Designated Dealer is permitted to enter into short sales of HDRs on SEHK during the Designated Period or thereafter unless the HDRs are designated for short selling by the Stock Exchange. Upon the expiry of the Designated Period, the Designated Dealer will not be able to engage in further trading activities described above in respect of the HDRs on SEHK unless the HDRs are designated for short selling by SEHK.
It is emphasised that (1) other existing shareholders who may have converted part or all of their Common Shares and/or Class A Preferred Shares to HDRs or (2) other existing ADR Holders who may have converted ADRs to HDRs in accordance with the procedures set out in the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs” in the Listing Document, on or after the date of publication of the Listing Document can also carry out arbitrage trades in the HDRs. Such activities will depend on, amongst other things, the extent of price differentials between the stock exchanges, and the number of market participants who elect to enter into such arbitrage arrangements.
Further, Vale will, as soon as practicable and in any event before the opening of trading hours on the business day immediately before the first day of the Listing, release an announcement on SEHK to inform the investing public of the following information as at the latest practicable date prior to such announcement: the number of HDRs in respect of which the Custodian has received instructions from the existing ADR Holders for the conversion of ADRs to HDRs, and the total number of HDRs which have been registered on the HDR Register.

The trading activities described above of the Designated Dealer and any persons acting for it will be entered into in accordance with all applicable laws, rules and regulations. The liquidity arrangements being implemented in connection with the Listing are not equivalent to the price stabilisation activities which may be undertaken in connection with an initial public offering. In addition, the Designated Dealer is not acting as Market Maker or Security Market Maker (as those terms are defined in the Hong Kong Stock Exchange Rules). In particular, the Designated Dealer does not intend to seek to use buying of HDRs in Hong Kong to meet excess supply in the market.
It should be noted that the Designated Dealer and any persons acting for them may, in connection with the proposed liquidity activities, maintain a long position in the HDRs. There is no certainty regarding the extent or time or the period for which the Designated Dealer and any persons acting for it may maintain such a long position in the HDRs. The liquidation of any such long position by the Designated Dealer or any person acting for them may have an adverse impact on the market price of the HDRs.
Shareholders, ADR Holders and prospective investors are also advised to refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Liquidity Arrangements” in the Listing Document for more details, and to the associated risk factors, including those described in the sections headed “Risk Factors — Risks Relating to the Introduction” and “Risk Factors — Risks Relating to the Depositary Receipts” in the Listing Document.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its report on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 2, 2010		Roberto Castello Branco
Director of Investor Relations